SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

or

|_|   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ______________ to ______________


                         COMMISSION FILE NUMBER 1-13632


A.   Full Name of the Plan:  THE CIRCLE K KASH PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                TOSCO CORPORATION
                             72 CUMMINGS POINT ROAD
                           STAMFORD, CONNECTICUT 06902

                           THE CIRCLE K KASH PLUS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      AS OF DECEMBER 31, 1996 AND 1995 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                           THE CIRCLE K KASH PLUS PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                 PAGE(S)

Report of Independent Accountants                                   1
Financial Statements:

     Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1996                            2

     Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1995                            3

     Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the year ended December 31, 1996     4

Notes to Financial Statements                                       5 - 8
Supplemental Schedules:

     Item 27(a) - Schedule of Assets Held for Investment
     Purposes as of December 31, 1996                               9

     Item 27(d) - Schedule of Reportable (5%) Transactions
     for the year ended December 31, 1996                           10

REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees
The Circle K Kash Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Circle K Kash Plus Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and of reportable (5%) transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
July 14, 1997

The Circle K Kash Plus Plan
Statement of Net Assets Available for Benefits with Fund Information December 31, 1996


                                                                       Participant Directed
                                Stable Value    Balanced        Equity       Global        Stock        Loan
                                Fund            Fund            Fund         Fund          Fund         Fund         Total
ASSETS
Investments:
   At fair value:
      Mutual funds              $  21,392,824   $8,384,047        $7,425,966   $3,235,861     $ -         $  -        $40,438,698
      Common stock                                                                           562,953                      562,953
      Loans to participants                                                                               2,211,064     2,211,064
                               -------------  ------------      -----------   -----------  ---------   ------------  -----------
Total investments                  21,392,824    8,384,047         7,425,966    3,235,861    562,953      2,211,064    43,212,715
                               -------------  ------------      -----------   -----------  ---------   ------------  -----------
Receivables:
      Employer's contribution          20,404       11,132             9,171        6,304                                  47,011
      Participants' contributions      58,404       33,350            28,540       18,860                                 139,154
      Interest                         22,503                                                  1,218                       23,721
                               -------------  ------------      ------------   ---------- ----------  -------------  ------------
Total receivables                     101,311       44,482            37,711       25,164      1,218         -            209,886
                               -------------  ------------      ------------   ---------- ----------  -------------  ------------
Cash                                  135,902       35,157            60,980       16,577      3,003                      251,619
                                -------------  -----------       ------------   ---------- ----------  -------------  ------------
Net assets available for benefits $21,630,037   $8,463,686        $7,524,657   $3,277,602   $567,174     $2,211,064   $43,674,220
                                  ===========   ==========       ============  =========== ==========  =============  ============


The accompanying notes are an integral part of these financial statements.

The Circle K Kash Plus Plan
Statement of Net Assets Available for Benefits with Fund Information December 31, 1995


                                                                       Participant Directed
                             Stable Value        Balanced      Equity      Global      Stock       Loan
                               Fund               Fund          Fund        Fund       Fund        Fund           Total

ASSETS
Investments:
 At fair value:
      Mutual funds              $  -             $6,601,899     $  -         $ 2,274,473   $-        $  -           $8,876,372
      Common stock                                                4,403,353                 314,240                  4,717,593
      Loans to participants                                                                           1,816,803      1,816,803

 At contract value:
  Guaranteed investment contracts  22,054,473                                                                       22,054,473
                                -------------    ------------    ------------ -----------   ---------  ---------   -------------
Total investments                  22,054,473     6,601,899       4,403,353   2,274,473     314,240   1,816,803     37,465,241
                                -------------    ------------    ------------  ----------   ---------  ----------  -------------
Receivables:
      Employer's contribution           9,911         4,749           3,097       2,271         619                     20,647
      Participants' contributions      31,804        15,240           9,939       7,288       1,988                     66,259
      Interest                         24,081                           9,370                                           33,451
                                -------------   ------------     -----------  -----------   --------   -----------  -----------
Total receivables                      65,796        19,989          22,406       9,559       2,607        -           120,357
                                -------------   ------------     -----------  -----------   --------   -----------   ----------
Cash                                                108,195         527,200      33,301      55,270                    723,966
                                -------------   ------------     -----------  -----------   --------   -----------   ----------
     Total assets                  22,120,269     6,730,083       4,952,959   2,317,333     372,117    1,816,803    38,309,564
                                -------------   ------------     -----------  -----------   --------   -----------  -----------
LIABILITIES
Forfeitures payable to plan sponsor    49,692        15,119          11,127       5,206         835                     81,979
Other payables                         11,620                                                                           11,620
                                -------------   ------------     -----------  -----------   ---------  -----------  -----------
     Total liabilities                 61,312        15,119          11,127       5,206         835         -           93,599
                                -------------   ------------     -----------  -----------   ---------   ----------  -----------
Net assets available for benefits $22,058,957    $6,714,964      $4,941,832  $2,312,127    $371,282   $1,816,803   $38,215,965
                                =============   ============     ===========  ===========  ========== ============ ============

The accompanying notes are an integral part of these financial statements.

The Circle K Kash Plus Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information Year Ended December 31, 1996


                                                                           Participant Directed
                                             Stable Value      Balanced    Equity       Global     Stock       Loan
                                             Fund              Fund        Fund         Fund       Fund        Fund     Total

Additions to net assets attributed to:
  Investment income:
    Net investment gain from mutual funds    $  -              $1,109,271   $  -         $ 457,820  $ -        $    -   $ 1,567,091
    Net appreciation in fair value of
      investments                                                            902,571                276,808               1,179,379
    Interest and dividends                   1,283,634             18,399    423,504         6,981    5,179       71,549  1,809,246
                                            ------------       ----------   ---------    ---------  -------    ---------  ---------
  Total investment income                    1,283,634          1,127,670  1,326,075       464,801  281,987       71,549  4,555,716
                                            ------------       ----------  ----------    ---------  -------    ---------  ---------
  Contributions:
    Employer                                   758,098            371,999    262,713      190,338     5,611               1,588,759
    Participants                             2,186,344          1,163,496    855,727      600,189    16,624               4,822,380
    Rollovers                                   13,511             52,575     77,045       52,671     9,931                 205,733
                                            ------------       -----------  ---------    ----------  -------   ---------  ---------
  Total contributions                        2,957,953          1,588,070  1,195,485      843,198    32,166            -  6,616,872
                                            ------------       ----------- ---------     ----------  -------    ---------- --------
  Total additions                            4,241,587          2,715,740  2,521,560    1,307,999   314,153      71,549  11,172,588
                                            ------------       ----------- ----------   ----------- --------   --------- ----------
Deductions from net assets attributed to:
  Benefits paid to participants              3,501,258            964,612    615,480      300,844    23,223      229,863  5,635,280
  Forfeitures                                   79,053                                                                       79,053
                                            -------------       ---------- ----------   -----------  --------  ---------  ---------
  Total deductions                           3,580,311            964,612    615,480      300,844    23,223      229,863  5,714,333
                                            -------------       ---------- ----------   -----------  --------  ---------  ---------
Net increase (decrease) before
   interfund transfers                         661,276          1,751,128  1,906,080    1,007,155   290,930    (158,314)  5,458,255

Interfund transfers                         (1,090,196)            (2,406)   676,745      (41,680)  (95,038)    552,575         -
                                           --------------       ---------- -----------  ----------- --------- ----------  ---------
Net increase (decrease)                       (428,920)         1,748,722  2,582,825      965,475   195,892     394,261   5,458,255

Net assets available for benefits,
   beginning of year                        22,058,957          6,714,964  4,941,832    2,312,127   371,282   1,816,803  38,215,965
                                           ---------------     ----------- -----------  ----------- -------- ---------   ----------
Net assets available for benefits,
   end of year                             $21,630,037         $8,463,686 $7,524,657   $3,277,602  $567,174 $2,211,064  $43,674,220
                                           ===============     =========== =========== ==========  ========= ========== ===========

The accompanying notes are an integral part of these financial statements.

                           THE CIRCLE K KASH PLUS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN

The following description of The Circle K Kash Plus Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

GENERAL

The Plan, established in 1985, and amended and restated at various times, is a defined contribution, 401(k) profit sharing plan, covering substantially all of the full-time employees of Tosco Marketing Company, formerly Circle K Stores, Inc. (the "Sponsor") who have reached the age of 21 and completed one continuous year of employment with the Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code as amended by the Tax Reform Act of 1986 and subsequent legislation. Effective April 1, 1996, the Plan is being administered by Merrill Lynch Trust Company ("Merrill Lynch"), who is also maintaining the individual participant account records and serving as custodian for the Plan's investments.

CONTRIBUTIONS

Participants may contribute between 1 and 12 percent of their compensation to the Plan. The Sponsor contributes an amount equal to 50 percent of the first 4 percent of the participant's contribution for each payroll period. Participant investment choice dictates the allocation of the Sponsor's matching contribution. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and, Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participant contributions to the Plan, as well as the investment earnings thereon, are fully vested. Vesting on the Sponsor's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

PARTICIPANT LOANS

The Plan, with certain limitations, may make loans to participants with an interest rate equal to the prime interest rate on the origination date. A loan from the Plan will be made for up to 50% of the participants account balance and all interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions. The participant loans are collateralized by the participants' vested account balances. The maturity on these loans is not to exceed five years.

DISTRIBUTIONS

Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. All distributions from the Plan are made in one lump sum. Any whole shares of stock in a participant's stock fund account will be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

FORFEITURES

Under the terms of the Plan Agreement, nonvested employer contributions revert back to the Sponsor after a participant has terminated employment.

ADMINISTRATION FEES

All Plan investment management fees are paid from the investment earnings of the individual investment funds and all other administration fees are paid by the Sponsor from the available forfeitures of terminated, non-vested participants.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated by the Sponsor, participants will become fully vested for Sponsor contributions in their accounts.


2.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS

The Plan's investments are stated at fair value except for its investments in Guaranteed Investment Contracts ("GICs") which are stated at contract value, which approximates fair value. Common stock and mutual fund securities are valued at their quoted market price. The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

3.       ACQUISITION

On May 30, 1996, the Tosco Corporation ("Tosco") completed its acquisition of The Circle K Corporation ("Circle K"). Subsequent to this acquisition, Tosco elected to continue operating the Sponsor as a distinct operating subsidiary without modifying the Plan in any significant manner.

 4.      INVESTMENTS

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant's current contribution designation. The characteristics of the different funds as follows:

STABLE VALUE FUND

     The stable value fund seeks to provide preservation of participants' investments, liquidity, and current income that is typically higher than money market funds. Investments are held in a pooled separate account maintained by Merrill Lynch that invests in a broadly-diversified portfolio of GICs, U.S. government obligations, U.S. government agency securities, and high-quality money market securities. Prior to March 31, 1996, investments were made in specific GICs recommend by the Board of Trustees. At December 31, 1996, the aggregate interest rate of the GICs was 6.5%.

BALANCED FUND

The balanced fund seeks to provide current income and, secondarily, growth of capital. Investments are in the Income Fund of America mutual fund. This mutual fund invests in equities, bonds, and other fixed-income securities in any proportion that seems warranted by existing or expected market conditions.

EQUITY FUND

The equity fund seeks growth of capital. Investments are in the Davis New York Venture mutual fund. This mutual fund invests primarily in equity securities of companies with market capitalization in excess of $250 million. Prior to March 31, 1996, investments were made in a portfolio of common stocks recommended by the Board of Trustees.

GLOBAL FUND

The global fund seeks to provide long-term growth of capital through investments in all over the world, including the United States. Investments are made in the New Perspective mutual fund. This mutual fund invests in U.S. and foreign blue chip companies, focusing on opportunities generated by changes in global trade patterns and economic and political relationships.

STOCK FUND

The stock fund was established to allow participants to purchase Circle K common stock. On February 16, 1996, the stock fund was closed to additional contributions and participants were allowed to maintain their existing balance in the stock fund or transfer their stock fund balance into any other investment fund. In conjunction with the Tosco acquisition (Note 3), 13,340 shares of Circle K common stock were exchanged for 8,220 shares of Tosco common stock. At December 31, 1996 the stock fund held 7,115 share of Tosco common stock.

LOAN FUND

The loan fund represents amounts borrowed by participants against their individual accounts. All loans are collaterallized by the vested portion of the participants' plan balance.

 As of December 31, 1996 and 1995, the Plan investments were as follows:

                                                                                         1996                 1995
                                                                                   --------------          -----------
     Investments at fair value:
         Circle K Stable Value Fund (a)                                             $ 21,379,345          $
         Wells Fargo Stable Assets Fund                                                   13,479
         First Interstate Bank of North America GIC (b)                                                     9,921,911
         Merrill Lynch Retirement Preservation Trust GIC (b)                                                8,409,838
         Aetna Life Insurance Company GIC (b)                                                               3,722,724
                                                                                    ------------           -----------
            Stable Value Fund                                                         21,392,824           22,054,473
                                                                                    ------------           -----------
         Balanced Fund - Income Fund of America (a) (b)                                8,384,047            6,601,899
                                                                                    ------------           -----------
         Davis New York Venture Fund (a)                                               7,425,966
         Common Stocks                                                                                      4,403,353
                                                                                    ------------           -----------
            Equity Fund                                                                7,425,966            4,403,353
                                                                                    ------------           -----------

         Global Funds - New Perspective Fund (a) (b)                                   3,235,861            2,274,473
                                                                                     -----------           -----------

         Tosco Common Stock                                                              562,953
         Circle K Common Stock                                                                                314,240
                                                                                    ------------           -----------
         Stock Fund                                                                      562,953              314,240
                                                                                    -------------          -----------
         Loans to participants (a)                                                      2,211,064           1,816,803
                                                                                -----------------    ------------------

     Total investments                                                          $      43,212,715      $   37,465,241
                                                                                =================    ==================

     (a) This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1996.
     (b) This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1995.

5.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated April 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan amendment allowing Tosco common stock as an investment fund was not in place when the foregoing determination letter was sought, management, Merrill Lynch, and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.       PARTY IN INTEREST TRANSACTIONS

The forfeitures payable to plan sponsor as of December 31, 1995 consists of forfeited nonvested employer contributions. At December 31, 1996, all forfeitures have been excluded from the Plan's net assets available for benefits.

During 1996, administrative expenses related to the Plan totaling $145,335 were paid by the Sponsor from available forfeitures.

 The Circle K Kash Plus Plan
 Item 27(a) - Schedule of Assets Held For Investment Purposes
 December 31, 1996

                                                                                                  Current
 Identity of Issue,                          Description of Investment          Cost              Value
 Borrower, Lessor or
 Similar Party

 * Merrill Lynch - Circle K Stable Value Fund      21,379,345 shares            $21,379,345        $21,379,345
   Wells Fargo - Stable Assets Fund                    13,479 shares                 13,479             13,479
   American Funds-Income Fund of America              507,509 shares              8,243,569          8,384,047
   Davis Funds - Davis New York Venture Fund          424,341 shares              6,732,253          7,425,966
   American Funds New Perspective Fund                178,088 shares              3,086,940          3,235,861
*  Tosco Corporation - Common Stock                     7,115 shares                269,382            562,953
   Participants Loans Receivable                      Interest rates from 6.0%                       2,211,064
                                                      to 10.1% and maturities                      ------------
                                                      through December 2001                        $43,212,715
                                                                                                   ============

 *    Investment qualifies as a party-in-interest for the Plan.

 The Circle K Kash Plus Plan
 Item 27(d) - Schedule of Reportable (5%) Transactions
 Year Ended December 31, 1996

 PUCHASES
                                                                         Number of             Purchase
 Identity of Party Involved              Description of Asset            Transactions          Price
  Merrill Lynch                          Circle K Stable Value Fund         400                 $25,016,401
  American Funds                         Income Fund of America             295                   9,615,342
  Davis Funds                            Davis New York Venture Fund        295                   7,446,346
  American Funds                         New Perspective Fund               254                   3,791,157
  Wells Fargo                            Stable Assets Fund                   4                   2,128,389
  Bank One                               The One Group Money Market Fund     92                  14,995,746

 SALES
                                                                           Number of       Selling       Cost of      Net Gain
 Identity of Party Involved              Description of Asset              Transactions    Price         Asset        or (Loss)
 Merrill Lynch                           Circle K Stable Value Fund         292          $3,563,800     $3,563,800        $-
 Wells Fargo                             Guaranteed Investment Contract       2           3,114,202      3,114,202         -
 Wells Fargo                             Pacifica Money Market Trust Fund     2           3,114,202      3,114,202         -
 Wells Fargo                             Stable Assets Fund                   4           9,434,482      9,434,482         -
 Aetna Life Insurance Company            Guaranteed Investment Contract       1           3,735,576      3,735,576         -
 Bank One                                The One Group Money Market Fund     30          15,902,586     15,902,586         -

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TOSCO CORPORATION
                                          The Circle K Kash Plus Plan


Date:  July 14, 1997                      By: /S/ WANDA WILLIAMS
                                         --------------------------
                                          Wanda Williams
                                          Vice President - Human Resources


                                          By: /S/ RANDALL S. SCHULTZ
                                          --------------------------
                                          Randall S. Schultz
                                          Plan Administrator

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of The Tosco Corporation on Form S-8 (File No. ) of our report dated July ___1997, on our audits of the financial statements and financial statement schedules of The Circle K Kash Plus Plan as of December 31, 1996 and 1995 and for the year ended December 31, 1996, which report is included in this Annual Report on Form 11-K.


                                              COOPERS & LYBRAND L.L.P.


Phoenix, Arizona
July ___, 1997